[redacted]

10029052

SECURI ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Spring Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38C Grove Street
(No. and Street)

Ridgefield (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano R. Nicasio 203-431-0330 ext. 863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon and Nislow, P.A.
(Name – *if individual, state last, first, middle name*)

821 North Charles Street (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luciano R. Nicasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Spring Securities LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

11-30-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER SPRING SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

SILVER SPRING SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

CONTENTS

SOLOMON AND NISLOW, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND

(410) 727-2717

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Silver Spring Securities, LLC
Ridgefield, Connecticut

We have audited the accompanying statements of financial condition of Silver Spring Securities, LLC as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Silver Spring Securities, LLC as of December 31, 2009 and 2008, in conformity with accounting principles accepted in the United States of America.

Solomon and Nislow, P.A.

Baltimore, Maryland
February 26, 2010

Silver Spring Securities, LLC
Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current assets		
Cash	$ 19,782	$ 24,957
Trade accounts receivable, net	-	-
Other receivables	-	-
Investments	-	85,000
Total Current Assets	$ 19,782	$ 109,957
Total Members' Equity	$ 19,782	109,957

Liabilities and Members' Equity

	2009	2008
Current liabilities		
Accounts payable	$ 6,600	$ 4,900
Total current liabilities	6,600	4,900
Members' equity	$ 13,182	$ 105,057
Total liabilities and member's equity	$ 19,782	$ 109,957

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Organization and Background

Silver Spring, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Prepaid Fees

During prior years, the Company paid a customer $85,000 in order to maintain the fee structure in a pending fundraising transaction. During the current year, this asset liquidated and distributed to the owners.

Note 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2009 and 2008, the Partner's "Net Capital" was $13,162 and $20,057, respectively, which exceeded requirements by $8,162 and $15,057, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1 for both 2009 and 2008.

Note 4 - Name Change

During the current year, the Company changed its name to Silver Spring Securities, LLC. The name change was part of a strategic shift to expand its privste placement services targeted at a broader institutional market.